OFFICER'S CERTIFICATE

TO: Securities and Exchange Commission (the "**Commission**")

I, Derek Pattison, Senior Vice-President, GBM Internal Control of The Bank of Nova Scotia (the "**SBSD**") certify, for and on behalf of the SBSD, that:

1.   In this Certificate, the following terms have the following meaning:

"**Books and Records**" means the SBSD's (i) books and records that relate to the SBSD's "U.S. business" as such term is defined in Rule 3a71-3 under the U.S. Securities and Exchange Act of 1934, as amended (the "**Exchange Act**") and (ii) financial records necessary for the Commission to assess the compliance of the SBSD with applicable capital and margin requirements under the Exchange Act and rules promulgated by the Commission thereunder.

2.   The SBSD can as a matter of law, and will (1) provide the Commission with prompt access to its Books and Records, and (2) submit to onsite inspection and examination by the Commission, conditional on addressing any restrictions on disclosure by the SBSD under the *Bank Act* (Canada) in a manner which I understand has been discussed with the Commission staff.

3.   A complete set of Books and Records is accessible in Ontario.

4.   Notwithstanding the language of the certification regarding access to records provided on Schedule F of the SBSDs for SBSE and my signature thereto, my certification to the Commission is made with the condition provided in item 2 above.

DATED as of October 29, 2021.



DEREK STEWART PATTISON

Name: Derek Pattison
Title: Senior Vice-President,
           GBM Internal Control